UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2004/January 2005

Commission File Number:  0-30628


                                  ALVARION LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X|   Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

                                                             Sequential
     Exhibit                  Description                    Page Number
     -------                  -----------                    -----------

       1.         Press release, dated December 30, 2004          4
       2.         Press release, dated January 06, 2005           6

                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    ALVARION LTD.



Date: January 11, 2005              By: /s/ Dafna Gruber
                                       -------------------------------
                                    Name:  Dafna Gruber
                                    Title: Chief Financial Officer

                                                                       EXHIBIT 1

Contacts
Dafna Gruber, CFO                   Carmen Deville
+972 3 645 6252                     +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com     carmen.deville@alvarion.com
-------------------------     ---------------------------


                                                           FOR IMMEDIATE RELEASE


          Alvarion's Fourth Quarter and Year End 2004 Earnings Release and Conference Call Scheduled for February 16, 2005



                                       ---

            TEL AVIV, Israel- December 30, 2004--Alvarion Ltd. (NASDAQ: ALVR), the world's leading provider of wireless broadband solutions and a supplier of specialized mobile networks for hard to serve areas, announced today that it will release its fourth quarter and year end 2004 results on February 16th 2005, during pre-market hours. Following the announcement, Alvarion's management will host a conference call at 9:00 a.m. EDT. Please call the following dial in number to participate: USA: (651) 291-5254, International: +1-651-291-5254.


            The public is invited to listen to the live webcast of the conference call. For details please visit Alvarion's website at www.alvarion.com. An archive of the on-line broadcast will be available on the website.


            A replay of the call will be available from 2:15 p.m. EDT on February 16, 2005 through 11:59 p.m. EDT on February 23, 2005. To access the replay, please call USA: (320) 365-3844, International: +1-320-365-3844. To access the replay, users will need to enter the following code: 764459.



                                       ###

About Alvarion
With more than 2 million units deployed in 130 countries, Alvarion is the worldwide leader in wireless broadband providing systems to carriers, ISPs and private network operators. Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands. Alvarion's products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, Hotspot coverage extension, community interconnection, and public safety communications. Alvarion works with several top OEM providers and over 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience deploying OFDM-based systems, the company's prominent work in the WiMAX ForumTM is focused on increasing widespread adoption of standards-based products in the wireless broadband market.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1-760-517-3188.

                                                                       EXHIBIT 2

Contacts
Dafna Gruber, CFO                   Carmen Deville
+972 3 645 6252                     +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com     carmen.deville@alvarion.com
-------------------------     ---------------------------


                                                           FOR IMMEDIATE RELEASE

       ALVARION ACCELERATES ITS PUSH INTO WiMAX BROADBAND MOBILITY MARKET
                Targets First Demonstration System within a Year

TEL AVIV, Israel, January 6, 2005 --- Alvarion Ltd. (NASDAQ:ALVR), the world's leading provider of wireless broadband solutions and supplier of specialized mobile networks, today announced the development of a mobile WiMAX solution based on the 802.16e standard with the first demonstration system expected within a year. The target launch in 2006 is intended to coincide with the availability of WiMAX-enabled devices such as laptops and PDAs that utilize chips currently under development.

"We are delighted to see Alvarion moving aggressively to realize the full potential of WiMAX technology," said Sean Maloney, Intel executive vice president and general manager of the Intel Communications Group. "Thanks to the efforts of the global WiMAX community, this standard for both fixed and mobile high-speed broadband connectivity continues to gain momentum."

Mobile WiMAX, as defined in the 802.16e standard, will offer open, scalable and cost-effective mobile data solutions that deliver true broadband services of several Mbps per subscriber or more with full quality of service (QoS) capabilities that enable applications such as VoIP. Once the normal multi-year trial and testing phase is over, the market is expected to quickly become a multi-billion opportunity.

"Mobile broadband is a huge market opportunity for the whole telecom industry, and we have taken several high-profile actions to ensure that we extend our leadership in fixed broadband wireless solutions into that space," said Zvi Slonimsky, CEO of Alvarion. "We have the major building blocks of this solution in-house already, with our many years of experience designing and deploying OFDM systems, our early and long involvement with the WiMAX Forum(TM), and certain core mobile technologies and know-how resulting from our recent acquisition of specialized mobile systems provider interWAVE."

As part of being a leader in providing broadband mobile solutions, Alvarion also has established a dedicated business unit to focus on defining the Company's strategic direction and position in this market. Seven year Alvarion veteran, Zvika Harnik, former Executive Vice President and head of R&D, will lead this new unit as its President and his team will draw on the capabilities of the rest of the organization to speed product development and focus on establishing the necessary relationships with strategic partners and potential customers.


About Alvarion
With more than 2 million units deployed in 130 countries, Alvarion is the worldwide leader in wireless broadband providing systems to carriers, ISPs and private network operators. Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands. Alvarion's products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, Hotspot coverage extension, community interconnection, and public safety communications. Alvarion works with several top OEM providers and over 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience deploying OFDM-based systems, the company's prominent work in the WiMAX ForumTM is focused on increasing widespread adoption of standards-based products in the wireless broadband market.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1-760-517-3188.